PROMISSORY NOTE

$865,000

Date: August 14, 2010

FOR VALUE RECEIVED, Starfighters International, Inc.

Hereinafter "Maker" promises to pay to RLB Aviation, Inc.
the principal sum of

Dollars ($865,000),

DUE DATE: The entire balance of this Note together with any and all interest accrued thereon shall be due and payable TBD

CURRENCY: All principal and interest payments shall be made in lawful money of the United States.

ATTORNEYS' FEES AND COSTS: Maker shall pay all costs incurred by Holder in collecting sums due under this Note after a default, including reasonable attorneys' fees, whether or not suit is brought. If Maker or Holder sues to enforce this Note or obtain a declaration of its rights hereunder, the prevailing party in any such proceeding shall be entitled to recover its reasonable attorneys' fees and costs incurred in the proceeding (including those incurred in any bankruptcy proceeding or appear) from the non prevailing party.

INTEGRATION: There are no verbal or other agreements which modify or affect the terms of this Note. This Note may not be modified or amended except by written agreement signed by Maker or Holder.

/s/ Rick Svetkoff President Maker	/s/ Brenda M Cochran President Holder

DEFINITIONS: The word Maker shall be construed interchangeably with the words Borrower or Payer and the word Holder shall be construed interchangeably with the words Lender or Payee. In this Note, singular and plural words shall be construed interchangeably as may be appropriate in the context and circumstances to which such words apply.